UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to _____________

Commission file number: 1-16725
The Principal Select Savings Plan for Individual Field
(Full title of the plan)

Principal Financial Group, Inc.
(Name of Issuer of the securities held pursuant to the plan)

711 High Street
Des Moines, Iowa 50392
(Address of principal executive offices) (Zip Code)

Report of Independent Registered Public Accounting Firm

The Benefit Plans Administration Committee
Principal Life Insurance Company
We have audited the accompanying statements of net assets available for benefits of The Principal Select Savings Plan for Individual Field (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31,
2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Principal Select Savings Plan for Individual Field at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) at December 31, 2014, for the year then ended, has been subject to audit procedures performed in conjunction with the audit of the Principal Select Savings Plan for Individual Field financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming an opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
Des Moines, Iowa
June 23, 2015

The Principal Select Savings Plan for Individual Field
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments at fair value:
Unallocated investment options:
Guaranteed interest accounts	$2,150,729	$2,119,758
Separate accounts	140,113,526	130,547,356
Principal Financial Group, Inc. ESOP	19,279,179	18,210,353
Plan interest in Principal Select Savings Stable Value Master Trust	9,885,667	11,103,385
Total invested assets at fair value	171,429,101	161,980,852

Receivables:
Contributions receivable from employer	230	130,964
Contributions receivable from participants	–	243,755
Notes receivable from participants	3,064,032	2,485,025
Total receivables	3,064,262	2,859,744
Net assets reflecting investments at fair value	174,493,363	164,840,596
Adjustments from fair value to contract value for a fully benefit-responsive investment contract	(2,696)	66,328
Net assets available for benefits	$174,490,667	$164,906,924

See accompanying notes.

The Principal Select Savings Plan for Individual Field
Statement of Changes in Net Assets Available for Benefits

For the year ended December 31,
2014
Additions
Investment income:
Interest	$27,986
Dividends	475,232
Net appreciation of investments	10,741,684
Interest in Principal Select Savings Stable Value Master Trust	110,842
Total investment income	11,355,744

Interest income on notes receivable from participants	119,239

Contributions:
Employer	3,390,483
Participants	8,282,857
Transfers from affiliated and unaffiliated plans, net	2,304,819
Total contributions	13,978,159
Total additions	25,453,142

Deductions
Benefits paid to participants	15,836,733
Administrative expenses	32,666
Total deductions	15,869,399
Net increase	9,583,743

Net assets available for benefits at beginning of year	164,906,924
Net assets available for benefits at end of year	$174,490,667

See accompanying notes.

The Principal Select Savings Plan for Individual Field
Notes to Financial Statements
Year Ended December 31, 2014

1. Significant Accounting Policies
Basis of Accounting
The accounting records of The Principal Select Savings Plan for Individual Field (the Plan) are maintained on the accrual basis of accounting.
Valuation of Investments and Income Recognition
The unallocated investment options consist of guaranteed interest accounts under a guaranteed benefit policy (as defined in section 401(b) of the Employee Retirement Income Security Act of 1974, as amended (ERISA)) and separate accounts (as defined in ERISA section 3(17)) of Principal Life Insurance Company (Principal Life). The guaranteed interest accounts and separate accounts are reported at fair value as determined by Principal Life.
These unallocated investment options are non-benefit-responsive. The guaranteed interest account’s fair value is the amount Plan participants would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity for an event other than death, disability, termination, or retirement. This fair value represents guaranteed interest account values adjusted to reflect current market interest rates only to the extent such market rates exceed contract crediting rates. This value represents contributions allocated to the guaranteed interest accounts, plus interest at the contractually guaranteed rate, less funds used to pay Plan benefits and Principal Life’s administrative expenses. The separate account assets include, but are not limited to, contributions invested in domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high-yield fixed-income securities that are slightly below investment grade, all of which are valued at fair value.
The Principal Financial Group, Inc. Employee Stock Ownership Plan (ESOP), which consists of common stock of Principal Financial Group, Inc., the ultimate parent of Principal Life, is reported at fair value based on the quoted closing market price of its stock on the last business day of the Plan year.

The Principal Select Savings Plan for Individual Field
Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)
The Principal Select Savings Stable Value Master Trust (Master Trust) invests in a Short Term Investment Fund (STIF) and the Morley Stable Income Bond Fund (Bond Fund), which is a collective investment trust that invests in investment-grade fixed-income securities. The Bond Fund is maintained by Union Bond & Trust Company, an affiliate of Principal Life. The Master Trust has also entered into a fully benefit-responsive synthetic guaranteed investment contract (synthetic GIC) with Principal Life (the Contract). The STIF, Bond Fund, and Contract together are the holdings of the Stable Value Fund (Fund). The Fund is valued at contract value as reported to the Plan by Morley Financial Services, the investment manager of the Bond Fund and an affiliate of Principal Life.
Because the Contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Contract. The contract value represents contributions plus earnings, less participant withdrawals and Contract expenses.
The Contract provides a crediting rate that amortizes portfolio gains and losses over time and accounts for benefit payments to Plan participants at contract value. Under the Contract, Principal Life agrees to pay any deficiency if the investments in the Bond Fund have been exhausted for benefit payments and the contract value is greater than zero. The objective of the Fund is to preserve capital and smooth the returns credited to Plan participants.
As required by Accounting Standards Codification (ASC) 962, Plan Accounting – Defined Contribution Pension Plans, the Statements of Net Assets Available for Benefits present the fair value of the investment in the Master Trust, as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to the synthetic GICs. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable From Participants
The notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned.

The Principal Select Savings Plan for Individual Field
Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
2. Description of the Plan
The Plan is a defined contribution plan (401(k) plan) that was established January 1, 1985. The Plan is available to substantially all field management and agents holding a Career Agent Contract from Principal Life (the Company).
Information about the Plan, including eligibility, and benefit provisions is contained in the Summary Plan Description. Copies of the Summary Plan Description are available from the Company’s Benefit Administration Department or the Company’s Intranet. The Plan is subject to the provisions of ERISA.
The Plan Administrator is responsible for the control and administration of the Plan. The Plan Administrator is the Benefit Plans Administration Committee (BPAC). For the purposes of investment and protection of Plan assets, the named fiduciary of the Plan is the Benefit Plans Investment Committee. The Plan is funded through a trust fund which holds group annuity contracts issued by Principal Life. A separate trust holds Principal Financial Group, Inc. common stock that is in the ESOP. The Trustees of the Trust that holds the group annuity contracts are employees of Principal Life. The Trustee of the Trust that holds Principal Financial Group, Inc. common stock that is in the ESOP is Bankers Trust. Principal Life is the recordkeeper of the Plan.

The Principal Select Savings Plan for Individual Field
Notes to Financial Statements (continued)

2. Description of the Plan (continued)
Contributions
On January 1, 2006, the Company made several changes to the retirement program. Participants who were age 47 or older with at least ten years of service on December 31, 2005, could elect to retain the prior benefit provisions under the qualified defined benefit retirement plan and the Plan and forgo receipt of the additional benefits offered by amendments to the Plan. The participants who elected to retain the prior benefit provisions are referred to as “Grandfathered Choice Participants.”
Matching contributions for participants other than the Grandfathered Choice Participants were increased from 50% to 75% of deferrals, with the maximum matching deferral increasing from 6% to 8% of eligible pay-period compensation.
Vesting
Participants are eligible for immediate entry into the Plan with vesting at 100% after three years. The funds accumulate along with interest and investment return and are available for withdrawal by participants at retirement, termination, or when certain withdrawal specifications are met. The participants may also obtain loans of their vested accrued benefit, subject to certain limitations described in the document governing (the Plan Document). The federal and state income taxes of the participant are deferred (except in the case of Roth deferrals) on the contributions until the funds are withdrawn from the Plan.
Forfeitures
Upon termination of employment, participants forfeit their non-vested balances. Forfeited amounts are used to reduce Company contributions. At December 31, 2014 and 2013, forfeited non-vested account balances totaled $21,365 and $19,475, respectively. In 2014 and 2013, employer contributions were reduced by $344,843 and $338,700, respectively, from forfeited non-vested accounts.
Participant Loans
The Plan provides for loans to active participants, which are considered a participant-directed investment of his/her account. The loan is a Plan asset, but only the borrowing participant’s account shares in the interest paid on the loan or bears any expense or loss incurred because of the loan. The rate of interest is 2% higher than the Federal Reserve “Bank Prime Loan” rate at the time of the loan. The rate is set the day a loan is approved. The rate for the loans issued in 2014 and 2013 was 5.25%.

The Principal Select Savings Plan for Individual Field
Notes to Financial Statements (continued)

2. Description of the Plan (continued)
Plan Terminations
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, affected participants will become fully vested in their accounts.
3. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated July 9, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. The Plan is required to operate in conformity with the terms of the Plan Document and the Code to maintain its qualification. BPAC and the Company intend to operate the Plan in conformity with the provisions of the Plan Document and the Code. BPAC and the Company acknowledge that inadvertent errors may occur in the operation of the Plan. If such inadvertent errors occur, BPAC and the Company represent that they will take the necessary steps to bring the Plan’s operations into compliance with the Code, including voluntarily and timely correcting such errors in accordance with procedures established by the IRS.
Plan management is required to evaluate uncertain tax positions taken by the Plan. The financial statement effects of an uncertain tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. BPAC has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.
The Plan is subject to routine audits by taxing jurisdictions. BPAC believes it is no longer subject to income tax examinations for years prior to 2011.
4. Investments (excluding interest in Master Trust)
Contributions are invested in unallocated guaranteed interest accounts supported by the general account of Principal Life (a pooled account invested primarily in fixed income securities having a range of maturities); in separate accounts of Principal Life, the portfolios of which are primarily invested in domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high-yield fixed-income securities that are slightly below investment grade, as appropriate for each separate account; and the ESOP. Participants elect the investment(s) in which to have their contributions and match invested.

The Principal Select Savings Plan for Individual Field
Notes to Financial Statements (continued)

4. Investments (excluding interest in Master Trust) (continued)
The following presents individual investments that represent 5% or more of the Plan’s net assets available for benefits as of the end of the Plan year 2014 and 2013. Principal Life is a party-in-interest with respect to these investments.

	December 31,
	2014	2013

Principal Financial Group, Inc. ESOP	$19,279,179	$18,210,353
Mid-Cap Separate Account	17,303,610	14,288,963
Large-Cap Stock Index Separate Account	16,817,563	13,880,981
U.S. Property Separate Account	14,096,980	11,714,987
Diversified International Separate Account	9,774,405	10,695,925
Small-Cap Stock Index Separate Account	9,007,642	8,498,066
International Emerging Markets Separate Account	*	8,438,705

*Less than 5% of the fair value of net assets available for benefits at respective date.
During 2014 and 2013, the Plan’s investments that are related to Principal Life appreciated in value by $10,741,684 and $31,512,273, respectively, as follows:

	For the Year Ended December 31,
	2014	2013

Guaranteed interest accounts	$6,344	$(44,463)
Separate accounts of insurance company	9,649,285	23,793,038
Principal Financial Group, Inc. ESOP	1,086,055	7,763,698
	$10,741,684	$31,512,273

The Principal Select Savings Plan for Individual Field
Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (excluding interest in Master Trust)
Valuation Hierarchy
Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

•	Level 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets. Our Level 1 assets include the Principal Financial Group, Inc. ESOP.

•
Level 2 – Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset, either directly or indirectly. Our Level 2 assets are separate accounts and are reflected at the net asset value (NAV) price.

•	Level 3 – Fair values are based on significant unobservable inputs for the asset. Our Level 3 assets are guaranteed interest accounts.
Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. There were no transfers between levels during 2014 and 2013.
Determination of Fair Value
The following discussion describes the valuation methodologies used for assets measured at fair value on a recurring basis. The techniques utilized in estimating the fair values of financial instruments are reliant on the assumptions used. Care should be exercised in deriving conclusions based on the fair value information of financial instruments presented below.
Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. There were no significant changes to the valuation processes during 2014.

The Principal Select Savings Plan for Individual Field
Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (excluding interest in Master Trust) (continued)
Guaranteed Interest Accounts
The guaranteed interest accounts cannot be sold to a third party; thus, the only option to exit the guaranteed interest accounts is to withdraw the funds prior to maturity. The fair value of the account is the value paid when funds are withdrawn prior to their maturity. The fair value of the guaranteed interest accounts is reflected in Level 3 and the valuation is based on the applicable interest rate. If the applicable interest rate is greater than the interest rate on the account, the fair value is the contract value reduced by a percentage. This percentage is equal to the difference between the applicable interest rate and the interest rate on the account, multiplied by the number of years (including fractional parts of a year) until the maturity date. If the applicable interest rate is equal to or less than the interest rate on the account, the fair value is equal to the contract value.
Separate Accounts
This category is designed to deliver safety and stability by preserving principal and accumulating earnings. The NAV of each of the separate accounts is calculated in a manner consistent with GAAP for investment companies and is determinative of their fair value and represents the price at which the Plan would be able to initiate a transaction. As of December 31, 2014, all separate accounts are reflected in Level 2. Several of the separate accounts invest in publicly quoted mutual funds or exchange-traded equity securities. Some of the separate accounts also invest in fixed income securities. The fair value of the underlying funds and securities is used to determine the NAV of the separate account, which is not publicly quoted. The fair value of the underlying mutual funds and equity securities are based on quoted prices of identical assets. The fair value of the underlying fixed income securities are based on third-party pricing vendors that utilize observable market information.
One separate account invests in real estate. The fair value of the underlying real estate is estimated using discounted cash flow valuation models that utilize public real estate market data inputs such as transaction prices, market rents, vacancy levels, leasing absorption, market cap rates, and discount rates. In addition, each property is appraised annually by an independent appraiser. The fair value of the separate account is based on NAV and is considered a Level 2 asset.
There are currently no redemption restrictions on these investments.

The Principal Select Savings Plan for Individual Field
Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (excluding interest in Master Trust) (continued)
Principal Financial Group, Inc. ESOP
The ESOP is reported at the closing quoted market price of the common stock of Principal Financial Group, Inc. on the last business day of the Plan year and is reflected in Level 1.
Assets Measured at Fair Value on a Recurring Basis
Assets measured at fair value on a recurring basis are summarized below.

	As of December 31, 2014
	Assets Measured at Fair Value	Fair Value Hierarchy Level
		Level 1	Level 2	Level 3
Assets
Guaranteed interest accounts	$2,150,729	$—	$—	$2,150,729
Separate accounts:
Fixed-income security	8,131,045	–	8,131,045	–
Lifetime balanced asset allocation	27,749,253	–	27,749,253	–
Large U.S. equity	36,517,333	–	36,517,333	–
Small/mid U.S. equity	33,623,290	–	33,623,290	–
International equity	17,977,299	–	17,977,299	–
U.S. real estate	14,096,980	–	14,096,980	–
Other	2,018,326	–	2,018,326	–
Principal Financial Group, Inc. ESOP	19,279,179	19,279,179	–	–
Total invested assets, excluding Plan interest in Master Trust	$161,543,434	$19,279,179	$140,113,526	$2,150,729

	As of December 31, 2013
	Assets Measured at Fair Value	Fair Value Hierarchy Level
		Level 1	Level 2	Level 3
Assets
Guaranteed interest accounts	$2,119,758	$—	$—	$2,119,758
Separate accounts:
Fixed-income security	7,777,935	–	7,777,935	–
Lifetime balanced asset allocation	21,361,211	–	21,361,211	–
Large U.S. equity	31,385,799	–	31,385,799	–
Small/mid U.S. equity	37,091,381	–	37,091,381	–
International equity	19,134,630	–	19,134,630	–
U.S. real estate	11,714,987	–	11,714,987	–
Other	2,081,413	–	2,081,413	–
Principal Financial Group, Inc. ESOP	18,210,353	18,210,353	–	–
Total invested assets, excluding Plan interest in Master Trust	$150,877,467	$18,210,353	$130,547,356	$2,119,758

The Principal Select Savings Plan for Individual Field
Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (excluding interest in Master Trust) (continued)
Changes in Level 3 Fair Value Measurements
The reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2014 and 2013, are as follows:

	For the year ended December 31, 2014						Changes in Unrealized Gains (Losses) Included in Statements of Changes in Net Assets Available for Benefits Relating to Positions Still Held
	Beginning Asset Balance as of January 1, 2014	Interest*	Purchases **	Sales**	Transfers in (Out) of Level 3	Ending Asset Balance as of December 31, 2014
Assets
Guaranteed interest accounts	$2,119,758	$34,329	$473,952	$(477,310)	$—	$2,150,729	$6,344
Total	$2,119,758	$34,329	$473,952	$(477,310)	$—	$2,150,729	$6,344

	For the year ended December 31, 2013						Changes in Unrealized Gains (Losses) Included in Statements of Changes in Net Assets Available for Benefits Relating to Positions Still Held
	Beginning Asset Balance as of January 1, 2013	Interest*	Purchases **	Sales**	Transfers in (Out) of Level 3	Ending Asset Balance as of December 31, 2013
Assets
Guaranteed interest accounts	$2,221,903	$(14,524)	$319,377	$(406,998)	$—	$2,119,758	$(44,463)
Total	$2,221,903	$(14,524)	$319,377	$(406,998)	$—	$2,119,758	$(44,463)

*Includes interest and unrealized gains or losses.

**	Includes contributions, transfers from affiliated and unaffiliated plans, transfers to other investments via participant election, benefits paid to participants, and administrative expenses.

The Principal Select Savings Plan for Individual Field
Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (excluding interest in Master Trust) (continued)
Quantitative Information about Level 3 Fair Value Measurements
The following table provides quantitative information about the significant unobservable inputs used for recurring fair value measurements categorized within Level 3.

As of December 31, 2014
	Assets Measured at Fair Value	Valuation Technique(s)	Unobservable Input Description	Input/Range of Inputs
Assets
Guaranteed interest accounts	$2,150,729	See note (1)	Interest Rate on Account	0.05% – 4.34%
			Applicable Interest Rate	0.72% – 2.31%
			Maturity Date	12/31/2014 – 12/31/2020

(1)	If the applicable interest rate is equal to or less than the interest rate on the account, the fair market value is equal to the contract value.
If the applicable interest rate is greater than the interest rate on the account, the fair market value is the contract value reduced by a percentage. This percentage is equal to the difference between the applicable interest rate and the interest rate on the account, multiplied by the number of years (including fractional parts of a year) until the maturity date.
6. Interest in Principal Select Savings Stable Value Master Trust
A portion of the Plan’s investments are in the Master Trust, which was established for the investment of assets of the Plan and the Company’s other defined contribution plan, The Principal Select Savings Plan for Employees. Each participating retirement plan has an undivided interest in the Master Trust. The value of the Plan’s interest in the Master Trust is based on the STIF balance, Bond Fund balance, principal balance of the Contract, plus accrued interest at the stated contract rate, less payments received and contract changes by Principal Life. At December 31, 2014 and 2013, the Plan’s interest in the net assets of the Master Trust was approximately 12% and 13%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the Plan’s interest in the Master Trust.
The crediting interest rate is based on a formula agreed upon with Principal Life, but it may not be less than 0%. Such interest rates are reviewed on a monthly basis for resetting.

The Principal Select Savings Plan for Individual Field
Notes to Financial Statements (continued)

6. Interest in Principal Select Savings Stable Value Master Trust (continued)
Certain events limit the ability of the Plan to transact at contract value with Principal Life when material events withdrawals are greater than 25% of the Contract as of the start of each Contract year. These events include (1) certain termination of employment of a group of participants (including through layoffs or early retirement incentive programs instituted by the Company), (2) a certain spin-off or sale of the Company’s business entity or location, (3) certain adoptions of amendments to the Plan, any change in practice, or any change in participant withdrawal rights under the Plan. BPAC does not believe that the occurrence of any such material event, which would limit the Plan’s ability to transact at contract value, is probable.
The annual average yields earned by the guaranteed investment contract are as follows:

Average yields:	2014	2013

Based on actual earnings	1.05%	0.82%
Based on interest rate credited to participants	1.06%	0.84%

The net assets, including investments, of the Master Trust are as follows:

	December 31,
	2014	2013

STIF	$4,750,918	$3,529,858
Bond Fund	80,076,002	84,633,460
Total assets	84,826,920	88,163,318
Payables	(64,748)	(170,647)
Net assets at fair value	84,762,172	87,992,671
Adjustments from fair value to contract value for fully benefit-responsive investment contract	(23,117)	525,643
Total net assets at contract value	$84,739,055	$88,518,314

Plan interest in Principal Select Savings Stable Value Master Trust at fair value	$9,885,667	$11,103,385
Adjustment from fair value to contract value for a fully benefit-responsive investment contract	(2,696)	66,328
Plan interest in Principal Select Savings Stable Value Master Trust at contract value	$9,882,971	$11,169,713

The Principal Select Savings Plan for Individual Field
Notes to Financial Statements (continued)

6. Interest in Principal Select Savings Stable Value Master Trust (continued)
Investment income for the Master Trust is as follows:

For the Year Ended December 31, 2014

Interest income	$893,782
Other income	481
Total investment income	$894,263

The NAV of each of the investments is calculated in a manner consistent with GAAP for investment companies and is determinative of their fair value. As of December, 31, 2014, the Bond Fund is reflected as Level 2 and the STIF is reflected as Level 1. The Bond Fund generally invests in fixed income securities. When available, the fair value of the fixed income securities is based on quoted prices of identical assets in active markets. When quoted prices are not available, the first priority is to obtain prices from third-party pricing methodologies and to confirm they are utilizing observable market information. The STIF is a money market fund valued using public quotations.
Master Trust assets measured at fair value on a recurring basis are summarized below.

	As of December 31, 2014
	Assets Measured at Fair Value	Fair Value Hierarchy Level
		Level 1	Level 2	Level 3
Assets
STIF	$4,750,918	$4,750,918	$—	$—
Bond Fund	80,076,002	—	80,076,002	—
Total invested assets	$84,826,920	$4,750,918	$80,076,002	$—

	As of December 31, 2013
	Assets Measured at Fair Value	Fair Value Hierarchy Level
		Level 1	Level 2	Level 3
Assets
STIF	$3,529,858	$3,529,858	$—	$—
Bond Fund	84,633,460	—	84,633,460	—
Total invested assets	$88,163,318	$3,529,858	$84,633,460	$—

The Principal Select Savings Plan for Individual Field
Notes to Financial Statements (continued)

6. Interest in Principal Select Savings Stable Value Master Trust (continued)
Within the Master Trust, the Plan holds a wrap contract with an inconsequential fair value for the 2014 and 2013 Plan years.
The Bond Fund and the STIF represented 5% or more of the Master Trust’s net assets at contract value as of December 31, 2014. The Bond fund represented 5% or more of the Master Trust’s net assets at contract value as of December 31, 2013.
7. Related Party Transactions
In addition to the transactions with parties-in-interest discussed herein, Principal Life provides recordkeeping services to the Plan and receives fees, which are paid through revenue generated by Plan investments, for those services. These transactions are exempt from the prohibited transactions rules of ERISA. The Company may pay other Plan expenses from time to time. As part of the Principal Select Savings Stable Value Fund investment, the Plan purchases a wrap contract from Principal Life. The ESOP received $475,232 in dividends from Principal Financial Group, Inc. in 2014.
8. Form 5500
The following table reconciles net assets available for benefits per the Statements of Net Assets Available for Benefits to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the Statements of Net Assets Available for Benefits	$174,490,667	$164,906,924
Adjustments from contract value to fair value for fully benefit-responsive investment contract	2,696	(66,328)
Net assets available for benefits per the Form 5500	$174,493,363	$164,840,596

The Principal Select Savings Plan for Individual Field
Notes to Financial Statements (continued)

8. Form 5500 (continued)
The following table reconciles the Statement of Changes in Net Assets Available for Benefits to the Form 5500:

December 31,
2014
Net change from contract value to fair value for fully benefit-responsive investment contracts	$69,024
Master Trust investment income	110,842
Net investment loss from Master Trust investment accounts per the Form 5500	$179,866

GAAP requires that the Plan reports interest in fully benefit-responsive contracts at contract value, while the Form 5500 is required to report these investments at fair value.

The Principal Select Savings Plan for Individual Field
EIN: 42-0127290 Plan Number: 004
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2014

Identity of Issue	Description of Investment	Current Value

Principal Life Insurance Company*	Deposits in guaranteed interest accounts	$2,150,729

Principal Life Insurance Company*	Deposits in insurance company Small-Cap Value II Separate Account	2,467,843

Principal Life Insurance Company*	Deposits in insurance company U.S. Property Separate Account	14,096,980

Principal Life Insurance Company*	Deposits in insurance company Bond and Mortgage Separate Account	5,178,058

Principal Life Insurance Company*	Deposits in insurance company Diversified International Separate Account	9,774,405

Principal Life Insurance Company*	Deposits in insurance company Governmental and High Quality Bond Separate Account	1,774,338

Principal Life Insurance Company*	Deposits in insurance company Mid-Cap Separate Account	17,303,610

Principal Life Insurance Company*	Deposits in insurance company Large-Cap Stock Index Separate Account	16,817,563

Principal Life Insurance Company*	Deposits in insurance company Inflation Protection Separate Account	1,178,649

Identity of Issue	Description of Investment	Current Value

Principal Life Insurance Company*	Deposits in insurance company Small-Cap Stock Index Separate Account	$9,007,642

Principal Life Insurance Company*	Deposits in insurance company Large Company Growth Separate Account	5,929,259

Principal Life Insurance Company*	Deposit in insurance company International Emerging Markets Separate Account	8,202,894

Principal Life Insurance Company*	Deposit in insurance company Principal Financial Group, Inc. Stock Separate Account	2,018,326

Principal Life Insurance Company*	Deposits in insurance company Equity Income Separate Account	6,922,789

Principal Life Insurance Company*	Deposits in insurance company Lifetime2010 Separate Account	2,260,214

Principal Life Insurance Company*	Deposits in insurance company Lifetime2020 Separate Account	6,701,339

Principal Life Insurance Company*	Deposits in insurance company Lifetime2030 Separate Account	8,365,969

Principal Life Insurance Company*	Deposits in insurance company Lifetime2040 Separate Account	4,133,851

Identity of Issue	Description of Investment	Current Value

Principal Life Insurance Company*	Deposits in insurance company Lifetime2050 Separate Account	$3,527,349
Principal Life Insurance Company*	Deposits in insurance company Lifetime2060 Separate Account	359,865

Principal Life Insurance Company*	Deposits in insurance company Large Company Value Stock Separate Account	2,887,804

Principal Life Insurance Company*	Deposits in insurance company Partner Large-Cap Growth I Separate Account	3,959,918

Principal Life Insurance Company*	Deposits in insurance company Lifetime Strategic Income Separate Account	2,400,666

Principal Life Insurance Company*	Deposits in insurance company Partner Small-Cap Growth I Separate Account	4,844,195

Principal Financial Group, Inc.*	371,182 shares of Principal Financial Group, Inc. ESOP	19,279,179

Loans to participants*	Notes receivable from participants with varying maturity dates and interest rates ranging from 5.25% to 10.25%	3,064,032
		$164,607,466

*Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of The Principal Select Savings Plan for Individual Field has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRINCIPAL SELECT SAVINGS PLAN FOR

INDIVIDUAL FIELD

by Benefit Plans Administration Committee

Date: June 23, 2015	By /s/ Tammy DeHaai
Tammy DeHaai
Committee Member

Exhibit Index

The following exhibit is filed herewith:

EXHIBIT	Page
23 - Consent of Ernst & Young LLP	26